April 19, 2010

Via EDGAR

Ethan Horowitz

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Horowitz:

Re:

Midex Gold Corp. (the “Company”)

Item 4.02 Form 8-K

Filed April 13, 2010

File No. 333-150784

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response.

Form 8-K Filed April 13, 2010

1.   We note you received notice from your independent accountant regarding the errors in your financial statements on April 2, 2009, a date prior to the financial statements in question.  This appears to be a typographical error.  Please revise.

ANSWER:  The date was a typographical error and has been corrected to read April 2, 2010 in the amended Form 8-K.

2.       Please revise to provide additional disclosure regarding the nature of the accounting error identified in your filing.  Your revised disclosure should also provide additional detail explaining the cause of this error and not reference a different Form 8-K that related to a different periodic report.  Refer to Item 4.02 of Form 8-K.

ANSWER:  The Form 8-K has been revised to disclose the information requested.

3.       We note the error in your September 30, 2009 financial statements was identified by your independent accountant.  Please revise to provide a brief description of the information provided by your independent accountant and state whether you Board of Directors or authorized officers discussed the matters disclosed in your filing with your independent accountant.  Refer to Items 4.02(b)(3) and 4.02(b)(4) of Form 8-K.

ANSWER:  The Form 8-K has been revised to disclose this information.

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4.       Please note that Item 4.02(c) of Form 8-K requires you to request that you independent accountant furnish a letter addressed to the Commission stating whether they agree with the statements made in your filing and, if not, stating the respects in which they do not agree.  Please amend your Form 8-K to file this letter as an exhibit or tell us when it will be filed.

ANSWER:  The Form 8-K has been amended to include a letter from the Company’s independent accountant.

Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law